[LETTERHEAD OF KU6]

December 8, 2015

VIA EDGAR

Securities and Exchange Commission

 Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Celeste M. Murphy, Legal Branch Chief Larry Spirgel, Assistant Director Gregory Dundas, Attorney Advisor Joseph Cascarano, Senior Staff Accountant Joseph Kempf, Senior Staff Accountant
Re:	Ku6 Media Co. Ltd. Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 23, 2015 File No. 000-51116

Ladies and Gentlemen:

Ku6 Media Co. Ltd. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 18, 2015 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2014.

The Company respectfully informs the Staff that the Company received the comment letter on December 7, 2015. In addition, given the nature of the comments, the Company would need additional time to thoroughly review and analyze the comments, gather necessary information and discuss with relevant personnel to provide a comprehensive response. In light of the above, the Company regrettably will not be in a position to respond to the Staffs comments within ten business days, as requested by the Staff. The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staffs comments by December 21, 2015.

The Company appreciates the Staff’s understanding and accommodation in this regard. Should you have any questions or concerns, please do not hesitate to contact me by email at mazhensong@ku6.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Jason Ma
Jason Ma
Acting Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP